UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Fiona Sharp as Executive Officer and Director

As previously announced, on January 5, 2026, Biodexa Pharmaceuticals PLC (the “Company”) appointed Fiona Sharp as the Company’s Chief Financial Officer, Corporate Secretary and a member of the Board of Directors, effective immediately. Stephen Stamp, who relinquished his positions as the Company’s Chief Financial Officer and Corporate Secretary, will remain as Chief Executive Officer. Ms. Sharp shall serve as director for a term to expire at the Company’s annual general meeting in 2026.

Ms. Sharp, aged 57, has served as Group Financial Controller of the Company since December 2019. Prior to that, she served as Assistant Director of Finance for Hywell DDA University Health Board, the local health board of the National Health Service of Wales for western Wales, United Kingdom, from October 2018 to July 2019. From 1995 to June 2018, Ms. Sharp held various financial leadership roles with Chime Communications Limited, a London-based international communications and sports marketing group, including Group Tax Consultant and Group Finance Director. Ms. Sharp is a Chartered Certified Accountant.

Ms. Sharp does not have any family relationships with any of the Company’s directors or executive officers, there are no arrangements or understandings between Ms. Sharp and any other persons pursuant to which she was selected as an officer or director, and there are no transactions between Ms. Sharp and the Company that would be reportable pursuant to Form 20-F.

The information included in this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: January 6, 2026	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer